

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2018

Dennis Story
Chief Financial Officer
Manhattan Associates, Inc.
2300 Windy Ridge Parkway, Tenth Floor
Atlanta, Georgia 30339

> **Re: Manhattan Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 9, 2019**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **File April 27, 2018**
> **File No. 000-23999**

Dear Mr. Story:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to Consolidated Financial Statements (unaudited)
Note 2. Revenue Recognition, page 9

1. Please provide us the following information regarding your contracts that include a perpetual license and hosting services and revise your disclosures as appropriate:

    - Clarify for us whether you have determined if the perpetual license and the hosting service are one combined performance obligation and provide us with your analysis. Reference ASC 606-10-25-21.

Dennis Story
Manhattan Associates, Inc.
June 13, 2018
Page 2

- If the perpetual license and the hosting service are one combined performance obligation, tell us the period of time over which you are recognizing revenue for the combined performance obligation. If this period is longer than your initial hosting period, please explain the basis for this determination.

- Tell us if you have identified the material right as a separate performance obligation. If you have combined the material right with the perpetual license and hosting service, please tell us how you made this determination. Reference ASC 606-10-55-42.

- Tell us the period of time over which you are recognizing revenue for your material right. If this period begins prior to the time the additional hosting services are provided or when the material right expires, please explain to us the basis for this determination. Reference ASC 606-10-55-42.

- Lastly, tell us how significant these arrangements are and whether you anticipate they will grow similar to the anticipated growth in your cloud subscription offerings.

2. You indicate the selling price of your software is highly variable and therefore you estimate the standalone selling price for software licenses using the residual approach. Please provide a comprehensive, quantitative discussion of such variability to support your conclusion.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Melissa Kindelan, Senior Staff Accountant at 202-551-3564 with any questions.

Division of Corporation Finance
Office of Information Technologies
and Services